EXHIBIT 99.1

Golar Power signs a Protocol of Intentions with the State Government of Pernambuco to develop an LNG import terminal in the Port of Suape, Brazil.

Golar Power Limited (“Golar Power”) signed on March 13 a Protocol of Intentions with the State Government of Pernambuco to develop an LNG import terminal in the Port of Suape (Suape), located in the northeast of Brazil. With operations scheduled to start in the second half of 2020, the project includes infrastructure for the supply of natural gas and LNG to generate electricity, in addition to meeting the demands of industries, commerce, LNG stations and households. To this end, Golar Power will work in partnership with the local gas distribution company, Companhia Pernambucana de Gás Natural (Copergás) to bring natural gas to regions of the State that are not yet served by traditional pipeline networks. The project is expected to use the existing port infrastructure owned by the State Government.

The State of Pernambuco has an estimated population of 9.6million people which will benefit from the installation of the terminal. If successfully developed the terminal is expected to benefit the economy of cities in the interior of the State, in regions not served by pipeline, where natural gas will be delivered by road using LNG ISO-Containers. Golar Power plans the interiorization of LNG in the country through a strategic plan that contemplates the Northeast as a priority region for small-scale distribution. Suape is already Brazil's largest hub for liquid bulk and gases and, now, it will be one of the main LNG distribution hubs in the Northeast, with full integration of sea and land transportation modes.

The Golar Power terminal intends to use an existing LNG carrier, permanently docked at the Suape Port. The vessel will act as a supplier to truck mounted LNG ISO-Containers. These vehicles will then distribute LNG to cities within a radius of up to one thousand kilometers. Initial trucked volumes are estimated at 800 m3 of LNG / day, equivalent to approximately 480,000 m3 of natural gas per day. LNG will also be distributed from Suape to other states in Brazil, through cabotage using small-scale LNG carriers that will be supplied by transhipment and used to transport LNG to other ports in the region. Capex requirements for the project are expected to be funded from Golar Power’s internal resources and operating cash flow.

Final development of the project remains dependent upon regulatory approvals and conclusion of commercial agreements.

Hamilton, Bermuda

March 16, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhao

Stuart Buchanan